Designated Filer:	Basswood Partners, L.L.C.
Issuer & Ticker Symbol:	Bridge Bancorp, Inc. [BDGE]
Date of Event Requiring Statement:	June 19, 2015

Joint Filer Information
Joint Filers:

1. Name:	Basswood Partners, L.L.C. Address: c/o Basswood Capital Management, L.L.C. 645 Madison Avenue, 10th Floor New York, NY 10022

2. Name:	Basswood Enhanced Long Short GP, LLC Address: c/o Basswood Capital Management, L.L.C. 645 Madison Avenue, 10th Floor New York, NY 10022